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                  UNITED STATES
       SECURITIES AND EXCHANGE COMMISSION
             Washington, D.C. 20549

                  FORM 12b-25
                                           -------------------------------------
           NOTIFICATION OF LATE FILING                  SEC FILE NUMBER: 1-10932
                                                       CUSIP NUMBER: 454073-10-7
                                           -------------------------------------





(Check One):   [ X ] Form 10-K and Form 10-KSB [  ] Form 11-K [  ] Form 20-F
               [  ]Form 10-Q and Form 10-QSB [  ] Form N-SAR

               For Period Ended: December 31, 2002
                                 -----------------
               [  ] Transition Report on Form 10-K
               [  ] Transition Report on Form 20-F
               [  ] Transition Report on Form 11-K
               [  ] Transition Report on Form 10-Q
               [  ] Transition Report on Form N-SAR
               For the Transition Period Ended: __________________________

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  Read Instructions (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

                        INDEX DEVELOPMENT PARTNERS, INC.
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                             Full Name of Registrant


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                            Former Name if Applicable


                          125 Broad Street, 14th Floor
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            Address of Principal Executive Office (Street and Number)

                            New York, New York 10004
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                            City, State and Zip Code

                       PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort : or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof,
  [ X ] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c)  has  been  attached  if   applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company's Annual Report on Form 10-KSB for the year ended December 31, 2002 could not be completed in time without unreasonable effort and expense to the Company because the Company does not have a full-time accounting staff and, as a result, has been unable to accurately and completely compile the financial information required to be included in the Form 10-KSB.


                           PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

               Jonathan L. Steinberg              (212)           742-2277
              -----------------------          -----------        --------
                   (Name)                      (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)

                                                [  X  ] Yes        [   ]   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                               [  X  ] Yes        [   ]   No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Company is unable to estimate whether there will be any significant change in the results of operations from the year ended December 31, 2002 as compared to the year ended December 31, 2001 due to the fact that the Company does not have a full-time accounting staff and, as a result, has been unable to accurately and completely compile the financial information required to be included in the Form 10-KSB.

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                        INDEX DEVELOPMENT PARTNERS, INC.
                        --------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:      March 31, 2003           By:   /s/ Jonathan L. Steinberg
       --------------------------      -----------------------------------------
                                       Jonathan L. Steinberg, Chairman and Chief
                                                 Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

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Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
Violations (See 18 U.S.C. 1001).
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